EXHIBIT 1(f)

                     CHESAPEAKE CONFIRMS PROPOSAL TO ACQUIRE
                     SHOREWOOD FOR $16.50 PER SHARE IN CASH

         RICHMOND, Va., Nov. 18/PRNewswire/ -- Chesapeake Corporation (NYSE: CSK
- news) today confirmed that it made a proposal to acquire Shorewood Packaging Corporation (NYSE: SWD - news) for $16.50 in cash per share, or in the aggregate, approximately $480 million in equity plus approximately $260 million in debt. This represents nearly a 40% premium over Shorewood's closing price on November 9, 1999, the day prior to Chesapeake's proposal. The transaction can be effected by Chesapeake immediately with its cash on hand and committed credit facilities, and is not subject to a financing condition.

         Chesapeake noted that the company is prepared to commence immediate good faith negotiations on an exclusive basis with the objective of entering into a definitive merger agreement consistent with its proposal.

         Thomas H. Johnson, president and chief executive officer of Chesapeake, said, "Chesapeake has been evaluating a possible acquisition of Shorewood since early 1998, as part of our ongoing strategy of building a global specialty packaging and merchandising company. We believe Chesapeake's acquisition of Shorewood would create, under Chesapeake's leadership, one of the world's premier specialty packaging and merchandising companies, enhancing Chesapeake's position as a leader in this segment and benefiting customers through one-stop shopping for complementary products.

         "We at Chesapeake are continuing to pursue our strategic plan of redeploying our capital into appropriate acquisitions to further our growth and enhance shareholder value. We are currently in discussions with several other attractive acquisition candidates," Mr. Johnson continued.

         "We believe that Shorewood's decision to make public its unsolicited proposal is the latest in a series of ill-conceived actions by Shorewood following Shorewood's unsuccessful attempt to acquire Field Group plc, which Chesapeake acquired in March 1999," concluded Mr. Johnson.

         Chesapeake noted that its board of directors, in consultation with its financial advisors, Goldman, Sachs & Co. and Donaldson Lufkin & Jenrette, and legal advisor, Hunton & Williams, carefully considered Shorewood's unsolicited proposal and unanimously concluded that the proposal is inadequate and not in the best interests of Chesapeake's shareholders.

         Chesapeake also noted that it has referred Shorewood's heretofore-undisclosed accumulation of Chesapeake stock to the Federal Trade Commission, requesting an investigation as to whether Shorewood has violated the Hart-Scott-Rodino Antitrust Improvement Act.

         Chesapeake Corporation, headquartered in Richmond, Va., is primarily engaged in the manufacturing and sale of a specialty packaging and

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point-of-purchase displays. Chesapeake has over 40 locations in North America,
Europe and Asia. Chesapeake's net sales in 1998 were $950.4 million. Chesapeake's website is http://www.cskcorp.com.

This news release, including comments by Thomas H. Johnson, contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; Year 2000 compliance issues; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

                              Page 29 of 44 Pages